Exhibit A

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

December 10, 2007

By Overnight Mail, Email
& Facsimile

John Fanning, Chairman
Comforce Corporation
415 Crossways Park Drive
Woodbury, NY 11797

Dear Mr. Fanning:

As you are aware, Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC and its affiliates (collectively “STEP”), are significant shareholders of common stock of Comforce Corporation. ("Comforce" or the "Company") and have been for the past several years.

While we have been supportive of your efforts and progress in growing the sales of the company, reducing debt and improving earnings, this has not resulted in an improved stock price. Based on our internal research, and as I am sure you are aware, Comforce is trading at a significant discount to its larger market cap peers. More importantly, we don’t believe management has clearly defined to the shareholders how to achieve its targets to increase shareholder value.

While the Company had a good third quarter, we were surprised that as undervalued as your stock is, that no members of the Board of Directors or the top management of the company purchased shares of the company’s stock.

We strongly urge the Board of Directors to direct their efforts to explore strategic alternatives to increase shareholder value. The Board should retain the services of a nationally recognized investment banking firm to explore various alternatives to increase shareholder value, including but not limited to, the sale of the Company, asset dispositions, or a share buyback program.

We can be reached at 212-247-1339 to discuss this in further detail.

Very truly yours,

Strategic Turnaround Equity Partners, LP (Cayman)

By:  ________________________________________
Galloway Capital Management, LLC (General Partner)
Name: Gary Herman
Title:   Managing Member

cc:	Rosemary Maniscalco, Vice Chairman of the Board
Harry Maccarrone, Chief Financial Officer, Executive Vice President, Secretary, Director
Daniel Raynor, Director
Gordon Robinett, Director
Kenneth Daley, Director
Pierce Flynn, Director